201 N. Franklin St., Suite 2800 • Tampa, FL 33602 • (813) 367-5270    fax (813) 367-5289

FOIA CONFIDENTIAL TREATMENT REQUESTED BY FLORIDA BANK GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER TO INCLUDE RESPONSE NO. 8 PURSUANT TO 17 C.F.R §200.83.

February 9, 2010

VIA EDGAR CORRESPONDENCE

Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Florida Bank Group Inc.

Amendment No. 2 to Form 10-12G

Filed February 9, 2010

File No. 000-53813

Dear U.S. Securities and Exchange Commission staff:

We have reviewed your comment letter dated December 30, 2009 and have prepared the following responses. Please note that the version of this letter filed via EDGAR omits confidential information included in the un-redacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”). Please advise us if after reviewing this information, you have additional comments, questions or concerns.

We thank the staff for its careful consideration of our response letter. To assist in your review of our response, we have set forth below in full the comments contained in your letter, together with our responses. These responses have been numbered to correspond with the numbered comments set forth in your letter. We have amended the Form 10 and enclosed is a marked version of the amendment for your convenience.

Amendment No. 2 to Form 10-12G

Description of Business, page 1

Residential Real Estate Loans, page 3

1.	We note your response to comment 7 in our letter dated November 19, 2009. Please revise the table on page 3 to disclose the percentage of the residential real estate loan portfolio comprised of each of the components. Please also revise to include a heading indicating that the amounts disclosed in the table are in millions. Please also revise the narrative following the table to explain what is meant by revolving open end loans.

Response: The table and narrative on page 3 have been revised as requested.

Risk Factors, page 9

The Bank and we are subject to extensive government regulation, page 13

2.	We note your response to our comment 15 in our letter dated November 19, 2009. Please tell us, with a view toward revised disclosure, the reason for the Bank’s resolution to enhance its loan review program and special asset policies, maintain its liquidity within policy parameters, and continue to monitor its classified loans and assets. Please discuss, in that regard, whether the resolution resulted from requirements imposed by the regulators.

Response: The filing has been revised on page 13 to eliminate the language regarding the Bank’s resolution so as to present a more appropriate response to your question in your letter dated November 19, 2009 since there are no agreements or understandings, written or oral, between the company or the Bank and their regulators and there are no requirements that the company or the Bank raise additional capital, increase liquidity or change lending practices in a material way.

Allowance and Provision for Loan Losses, page 27

3.	We note your response to comment 16 in your letter dated December 10, 2009. We also note that you continue to use the word “potential” on pages 28 and 29 when discussing your credit quality and related allowance for loan loss policies. If your allowance for loan losses only provides for probable incurred losses, please revise your disclosure accordingly to confirm that fact. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC’s web-site.

Response: The filing has been revised on pages 27 and 28 to eliminate the use of the word “potential”.

4.	We note your revised disclosure and response to comments 17 and 18 in your letter dated December 10, 2009. You state on page 27 that the general component of your allowance for loan losses is based on historical loss experience adjusted for qualitative factors. Your historical loss experience has gotten significantly worse in 2009 as compared to prior years, and it appears based on other disclosure that the credit quality of your portfolio has been negatively affected by various factors that should be captured in your qualitative factors when computing your general reserve. Both of these facts would appear to lead to a larger allowance for loan loss. However, your general reserve as a percentage of loans decreased 27% from December 31, 2008 to September 30, 2009. Even considering the reduction in your loan portfolio, the charge-offs recorded, it is still not clear to us how your allowance for loan loss is directionally consistent with the credit quality of your loan portfolio and calculated pursuant to disclosed policies. Please revise to provide a detailed description and analysis of how your general reserve was calculated at September 30, 2009 and December 31, 2008. Presumably your analysis would identify the amount of each portfolio (commercial, residential, etc.) and the loss factor for that portfolio used in your general reserve calculation. Provide a detailed discussion of how the loss factor was calculated and an analysis of any change from December 31, 2008 to September 30, 2009. Your disclosure on page 27 states that the decrease in the general reserve was “mitigated by the increase in the aggregate internal risk rating of the portfolio for the nine months ended September 30, 2009. As part of your response, please address:

a.	The historical loss data you use as a starting point for estimating losses.

b.	How qualitative factors affecting loan quality were incorporated into the allowance.

c.	The level of specificity for grouping loans to estimate losses.

d.	How the increasing level of charge-offs is factored in the determination of your general reserve.

Response: The Company continues to monitor and update management’s estimates for the allowance and provision for loan losses. During the third and fourth quarters of 2009, further updates were made in recognition that the local commercial and real estate markets were still in a depressed state. These updates resulted in the recording of additional reserves for impaired loans (specific reserves) and additional reserves for the remainder of the loan portfolio (general reserves) in the fourth quarter of 2009. Consequently, the loan loss reserve (3.30% of gross loan receivables) at December 31, 2009, is significantly higher than the loan loss reserves at December 31, 2008 and September 30, 2009 which were 2.10% and 2.63%, respectively, of gross loan receivables. It should be noted that during 2009, the Company recorded $15.7 million in loan charge-offs, including $7.2 million in the fourth quarter of 2009.

Given the continued monitoring, updates and increases in the amount of the loan loss reserves, the Company believes that it is more appropriate to respond to the SEC’s comment No. 4 points (a) through (d) in a more forward looking manner. In addition, the Company will expand its disclosures and discussions of its loan loss reserves, in its 2009 Form 10-K, which it is required to file by March 31, 2010.

The following is a table which shows the changes in the Company’s loan loss reserves for both specific and general loan balance from December 31, 2008 through December 31, 2009 (in thousands):

FLORIDA BANK GROUP, INC.

December 31, 2008

SUMMARY

	12/31/08 Principal Balance	12/31/2008 Reserve	Net Book Value	Reserve % to Loan
FAS 114 Impaired - Specific Reserve
FMV of Collateral	$39,655	$6,781	$32,874	17.10%

FAS 5 - General Reserve	628,155	10,769	617,386	1.71%

	667,810	17,550	650,260	2.63%
Miscellaneous other reconciling items	(349)	—	(349)	—

TOTAL	$667,461	$17,550	$649,911	2.63%

FLORIDA BANK GROUP, INC.

September 30, 2009

SUMMARY

	09/30/09 Principal Balance	09/30/2009 Reserve	Net Book Value	Reserve % to Loan
FAS 114 Impaired - Specific Reserve
FMV of Collateral	$97,948	$6,929	$91,019	7.07%

FAS 5 - General Reserve	553,407	6,720	546,687	1.21%

	651,355	13,649	637,706	2.10%
Miscellaneous other reconciling items	(175)	—	(175)	—

TOTAL	$651,180	$13,649	$637,706	2.10%

FLORIDA BANK GROUP, INC.

December 31, 2009

SUMMARY

	12/31/09 Principal Balance	12/31/2009 Reserve	Net Book Value	Reserve % to Loan
FAS 114 Impaired - Specific Reserve
Discounted Cash Flows	$50,484	$5,430	$45,054	10.76%
FMV of Collateral	45,840	5,451	40,389	11.89%

Total	96,324	10,881	85,443	11.30%

FAS 5 - General Reserve	550,502	10,461	540,041	1.90%

	646,826	21,342	625,484	3.30%
Miscellaneous other reconciling items	(833)	—	(833)	—

TOTAL	$645,993	$21,342	$625,484	3.30%

Following is a discussion of the reserve process in answer to comment No.4 (a) through (d). The key items in this discussion were part of the amended discussion on page 27 under “Allowance and Provision for Loan Losses,” and will also be incorporated in our analysis and disclosure regarding the loan loss during our preparation of Form 10-K for the year ending December 31, 2009:

“For quantitative loss factors, management has determined the historical loss rate for each group of loans with similar risk characteristics and has then considered the current qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the group’s historical loss experience. The overall effect of these factors on each loan group has been reflected as an adjustment that, as appropriate, increases or decreases the historical loss rate applied to each loan group.

We segregate our portfolio of loans not deemed to be impaired by call report category for the purposes of calculating and applying historical loss factors, adjustment factors and total loss factors. It should be noted that in so segregating our portfolio, in many cases the number of loans in a given category are insufficient to permit the principle of large numbers to apply and as a result certain traditional frequency and severity measurement techniques are also inapplicable. Consequently, considerable judgment is necessary to establish adjustment factors.”

The adjustment factors described below are deemed to be applied to pass credits. Through our reserve methodology, these factors are scaled higher if applied to weak pass, special mention or substandard credits.

The following current environmental factors have been taken into consideration in determining the adequacy of the Allowance for Loan and Lease Losses (“ALLL”):

a. Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses:

A lower factor is assigned as a result of the bank’s initial underwriting and recent improvements to the bank’s portfolio risk management practices. In addition, the bank has applied additional resources to its loan review, charge-off and recovery efforts.

b. Changes in international, national, regional and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments:

A higher percentage factor is assigned since economically, the Tampa Bay area has been affected even more than nationally. Current unemployment rates exceed national averages and real estate values have declined substantially in recent years, particularly in the condo, speculative new construction and raw land sectors. The economic conditions in Jacksonville and Tallahassee have weakened, although to a lesser extent. Higher factors are assigned to investor-owned real estate. The reduced economic activity has had a negative impact on certain commercial real estate sectors relating relying on retail, or tourism. Conversely, sectors directly or indirectly related to medical and other professionals have remained relatively strong.

c. Changes in the nature and volume of the portfolio and in the terms of loans:

A low percentage factor is assigned due to the Bank’s relatively lower exposure to higher risk lending categories. Management believes the bank has evaluated the seniority of its lien position in its residential portfolio and level of owner occupied real estate in addition to its exposure by industry in its non owner occupied real estate and C&I portfolios.

d. Changes in the experience, ability, and depth of the lending management and other relevant staff:

A low percentage factor is assigned due to the turnover of prior credit staff and the addition of experienced of senior lending and underwriting staff.

e. Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans:

A higher factor has been assigned as a result of the increase in classified assets and within the bank and also its local market peers.

f. Changes in the quality of our loan review system:

A higher factor has been applied as a result of the weakened economic conditions and the timing of the preparation and submission of annual or quarterly financial information from the bank’s borrowers. This impact is substantially mitigated by the Bank’s recent in depth internal and external loan reviews.

g. Changes in the value of underlying collateral for collateral-dependent loans.

A low factor has been assigned as a result of the Bank’s recent in depth analysis and valuation of its collateral dependent loans.

h. The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

A low factor as no overly significant concentrations exist at this time in the unimpaired loan portfolio.

i. The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution’s existing portfolio.

5.	Please revise to disclose the amount of loans and the amount of specific reserve calculated based on discounted cash flows, collateral value or observable market price. For your collateral dependent loans, please disclose:

a.	How and when third party appraisals are obtained and how this impacts the amount and timing of recording your loan loss provisions and charge-offs.

b.	Whether you make any adjustments to the appraisals and why.

c.	The type of appraisals you get such as “retail value” or “as is” value.

d.	How partially charged off loans are classified and accounted for subsequent to receiving an appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as non-performing.

e.	How you determine the amount to charge-off.

f.	In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral for those loans.

Response: The filing has been revised under Note 3 – “Loan Impairment and Credit Losses,” on page F-51 to include a table which discloses the amount of loans and the amount of specific reserve calculated based on discounted cash flows, collateral value or observable market price as of September 30, 2009 and December 31, 2008. We have also amended our discussion of Allowance and Provision for Loan Losses, on page 28 to include the information requested in Comment 5 (a) through (f) regarding collateral dependent loans. The amended discussion reads as follows: “Generally, for collateral dependent loans, new appraisals are usually ordered when a loan is downgraded to substandard, which also triggers an impairment analysis for specific reserves. This appraisal is used to complete the impairment analysis, which calculates the reserve requirements or the amount to charge off. Exceptions are when we already have a current appraisal (generally less than 1 year old) or the loan amount is under $250,000 and other FIRREA acceptable real estate evaluations are permitted. The appraisals are requested by the credit officer and all are reviewed by a qualified credit officer who either agrees with the value, makes appropriate adjustments based on additional relevant information and accepts the appraisal, or rejects and requires it to be redone. In addition, all appraisals on substandard loans include an “as is” value and may also include an “as stabilized” value if appropriate for the type of asset. Loans that are partially charged off, are classified as nonperforming and rated substandard and do not change when needing or awaiting an appraisal. The charge off amount on solely collateral dependent loans is determined as the difference between the recorded loan balance and the fair market value of the collateral, less an estimate for selling costs. In the event external appraisals are not used to determine the value of the underlying collateral, we use in house evaluations consistent with safe and sound banking practices which would include the use of current external appraisals on similar properties, tax assessed values, market research, broker opinion of values, or income capitalization approach.”

6.	You disclose on page 27 that the specific reserve was reduced by $8.5 million of charge-offs during 2009. These charge-offs appear to include charge-offs related to residential mortgage loans. You disclose that residential mortgage loans are collectively evaluated for impairment and are not separately identified for impairment disclosures. Therefore, it does not appear that specific reserves would be reduced by residential mortgage loan charge-offs. Please revise your disclosure or tell us why you believe it is appropriate.

Response: The filing has revised replace the language in the third paragraph under “Allowance for Loan Losses” on page 38 with the following: “A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. Because the majority of our residential real estate loans are large and are not considered homogeneous, they are also individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s effective interest rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer loans, are collectively evaluated for impairment, and, accordingly, they are not separately identified for impairment disclosures”

7.	We note that your revised disclosure and response to comment 20 in your letter dated December 10, 2009. Please revise to disclose the criteria needed for a restructured loan to be considered performing. We note guidance in this areas is included on the Call Report Glossary for Nonaccrual Status of loans.

Response: The filing has been revised on page 29 so that the paragraph following the table reads as follows: “As of Sept 30, 2009, we had $11.9 million in restructured loans that are in compliance with their modified terms. The criteria for a restructured loan to be considered performing is as follows: (1) none of its principal and interest is due and unpaid, and we expect repayment of the remaining contractual principal and interest, or (2) when the loan otherwise becomes well secured and in the process of collection. Since these loans have met the criteria, management does not consider these loans to be non-performing and have not included them in the table above.”

Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies

Income Taxes, page F-14

8.	We note your revised disclosure and response to comment 27 in your letter dated December 10, 2009.

a.	You state that you believe loan losses, charges on your investment securities, and charges related to your funding are unusual and an aberration. Please clarify why you believe these are unusual and an aberration considering that these items appear to simply be economic effects from the basic business functions of a bank.

b.	Even after adjusting your reported US GAAP earnings for what you believe are non-recurring items that do not reflect the future earnings capacity of the bank, you still have a cumulative loss for the period January 1, 1007 through September 30, 2009. This appears to be significant negative evidence which you do not appear to have overcome with your subjective positive evidence detailed in your response to comment 27b. The guidance in SFAS 109 requires you to have objective and reasonable positive evidence. Simply believing that you will be able to manage the bank better in the future does not appear to be objective evidence. Please reconsider your analysis and tell us if you believe you have sufficient objective positive evidence to rely on which supports a conclusion that your deferred tax assets are realizable.

c.	Please provide us a summary of your internal projections of future taxable income as of December 31, 2007, December 31, 2008 and your most current projection of future taxable income and analyze how your projections compare to the actual taxable income reported for the applicable periods. Specifically tell us how you have included the US GAAP loan losses in your most recent internal projection of future taxable income.

Response: In response to your comments 8 (a) through (c) as noted above, the Company’s response is as follows:

8.

a) The Company believes that the nature of these charges are a direct result of the unprecedented severity of the recession in the U.S. economy. As evidenced by the historical experience of the U.S. economy, the depth and length of the current recession is an aberration. The severity has resulted in the failure of prominent, historically viable enterprises which have weathered previous economic cycles, the first ever liquidity failure of a money market mutual fund and unprecedented government and central bank intervention in the financial markets and the financial industry on a global basis. The severity of the economic downturn has resulted in certain negative costs to the industry and the Company that would not be expected to be incurred in future periods.

The aberrant economic conditions described above had its most significant impact on the Company’s provision for loan and lease losses. The Company recognizes that certain levels of credit losses are an inherent cost of the banking industry and business model, which prices and accepts reasonably foreseeable financial risk. However, the unprecedented severity and pace at which financial market disintermediation, withdrawal of liquidity and credit from the marketplace and the resulting collapse of asset prices, the mortgage finance market and global de-leveraging collectively constitute operating conditions that are several standard deviations from historical experience are arguably non recurring and beyond what was reasonably foreseeable by nearly all financial market participants including admittedly the chairman of the Federal Reserve Board of Governors. Such rapid and severe market activity is neither typical nor sustainable as evidenced by the massive global efforts to correct such conditions and is therefore aberrant.

For example, under nearly any economic circumstances, FHLB advance financing is intended to be outstanding until either its maturity or call date, as the case may be, as it generally is used to provide matching interest rate and maturity structures relative to the assets being financed. It is unusual in a banking business model where spread maintenance is actively sought and managed to extinguish these types of debt instruments and accelerate future costs into current periods. The necessity to incur such charges related to the extinguishment of FHLB advance financing resulted from the sudden and severe stress on asset quality due to the abnormal economic conditions and unanticipated need to restructure the Company’s balance sheet for its own account and as an indirect result of similar forces coming to bear on the FHLB system. Such forces resulted in substantial and unprecedented changes in the terms upon which the FHLB system provided financing to its members and maintained their capitalization.

Similarly, the other than temporary impairment losses resulted from the same economic events. However, these charges are limited to a specific portfolio of private label asset backed, fixed income securities acquired by the Company in early 2008 or prior to that time. Losses on these securities result primarily from the rapid collapse of asset prices and the mortgage finance market and job losses relating to the conditions described above. The Company no longer purchases these types of securities and has no further plans to do so in the future. Nearly all subsequent purchases of securities have been guaranteed by the U.S. government or U.S. government agencies. A limited amount of investment grade corporate securities were also acquired.

8.

b) The Company’s considers all objective available evidence in determining whether a valuation allowance is required against its deferred tax asset.

The Company has considered the following as positive evidence sufficient to overcome the negative evidence to conclude that it is more likely than not that the deferred tax asset will be realized.

1)	Prior History of Profitability – Prior to its most recent three years ended December 31, 2009, the Company reported net income in 2005 and 2006. Losses in its most recent three years are the result of the Company’s expansion and investments in infrastructure, technology and human resources, which precede the production of net revenue from these investments. In addition, the unprecedented deterioration of the U.S. economy resulted in unusual levels of credit losses and unusual costs related to this deterioration.

2)	Current Trends in Operating Performance

a.	Growth Trend in Net Interest Income – The Company’s net interest income has been impacted by the rapid and substantial reduction in interest rates during 2008 and subsequent maintenance of exceptionally low interest rates throughout 2009. During 2008, interest rates had a negative impact on the Company’s revenue, as a result of its interest earnings assets being re-priced down more rapidly than its interest bearing liabilities. During 2009, the reduced interest rates were reflected more substantially in the Company’s cost of funds, resulting in a lower interest expense and higher net interest income.

($ in thousands)	2009	2009	2009	2009
	Q1	Q2	Q3	Q4

Net Interest Income(reported)	$4,255	$4,761	$5,042	$5,235
Net Interest Margin(reported)	2.12%	2.40%	2.52%	2.56%

The following provides the same measures described above, however these have been adjusted for impact of the non recognition of revenue resulting from loans being place on non-accrual status. The Company projects that in subsequent future periods, these measures are more reflective of the intrinsic earnings base from which the Company projects it will continue to grow its net interest income.

($ in thousands)	2009	2009	2009	2009
	Q1	Q2	Q3	Q4

Net Interest Income(reported)	$4,743	$5,154	$5,501	$5,937
Net Interest Margin(adjusted)	2.36%	2.60%	2.75%	2.90%

b.

The Company projects that in 2010, the Company will achieve a further increase in its net interest income of approximately [***] (1) million or [***]%. The most significant contribution will be the result of the reduction of approximately [***] million of interest expense on its term deposit portfolio. As of December 31, 2008, this portfolio was approximately $439 million at 4.05%, while at December 31, 2009, the portfolio is approximately $343 million at 3.28%. During 2010, approximately [***] million term deposits will mature at a cost of [***]%, while our current offering rates of similar maturing are below [***]%.

c.	During the periods contemplated, the Company experienced a reduction in its net interest income as a result of the non recognition of interest income on loans placed on non-accrual status (see table below). The Company projects that a substantial portion of these costs will continue to be borne in 2010, however the Company projects these will be reduced as non-accrual loans are resolved, which will improve the earnings of the Company in future periods.

($ in thousands)	2009	2009	2009	2009
	Q1	Q2	Q3	Q4

Interest Income - not recognized	$488	$393	$459	$702

d.	Non Interest Income – Revenue growth is contemplated in future periods as a result of the establishment of several new business lines and products which the Company did not offer in comparable prior periods. Specifically, during the second half of 2009, the Company established a retail bank marketing staff, implemented three new retail deposit products and structured its incentive program to encourage such sales. The Company implemented a residential mortgage brokerage operation which is projected to generate fee income from brokered mortgages. In addition, in 2010, the Company is implementing a lock box service not previously offered and evaluating establishing an SBA lending operation to generate additional fee income.

(1) [***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

e.	Expenses – The Company has actively managed down its core operating expenses by approximately 20% during the prior eight quarters through the consolidation of its separately chartered banks and elimination of redundant, decentralized staff. A portion of the reduction in core operating expenses has been offset by an increase in expenses relating to managing elevated levels of distressed (“special”) assets. The Company projects that these costs will be reduced in future periods as distressed loans are resolved and the Company is able to operate in less severely dislocated market conditions.

($ in thousands)	2009	2009	2009	2009
	Q1	Q2	Q3	Q4

Special Asset Salary	$78	$103	$103	$130

Projected Future Profitability – The Company projects that it will generate pre-tax income that will translate into taxable income sufficient to realize its deferred tax asset. The Company has considered what it believes are its reasonable organic growth prospects, increased net interest income and reduced expenses in future periods. In the immediate future reporting period, the Company projects a modest net income, which includes approximately [***](1) of negative impact from non recognition of interest income on non-accrual loans and carrying costs of properties acquired in foreclosure, in addition to the cost of special assets staff. In subsequent future periods, the Company projects that the special assets resolution will further accelerate the revenue growth mentioned above and reduce reported expenses on a relative basis versus 2009 as the costs relating to the special assets staff and carrying costs relating to foreclosed real estate subside.

Composition of the Deferred Tax Asset:

The Company’s deferred tax asset as of December 31, 2009 is approximately $23.4 million. The primary components of the deferred tax assets as of December 31, 2009 are $12.6 million of net operating loss and $8.0 million relating to the allowance for loan losses. As of December 31, 2009, the Company must recognize approximately $33.6 million of future taxable income in to realize the portion of the deferred tax asset relating to the net operating loss and approximately $21 million to realize the portion relating to the allowance for loan and lease losses.

The allowance for loan losses is a timing difference until such time as the losses contemplated by this provision are either realized or not. The Company recognizes that losses contemplated by the allowance for loan losses may, or may not, be realized for tax purposes in future periods. However, the Company believes that such contemplated losses, if realized, are likely to be realized over several future reporting periods. The Company projects that as of each such future measurement period, the Company will have sufficient taxable income available to realize the deferred tax asset, when measured as of the future balance sheet date of the respective future periods.

(1) [***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Tax Strategies:

The Company has certain tax strategies available to it in which it believes can be utilized in amounts which would be sufficient to realize any potential shortfall between the income realized by the Company in future periods and the income required in order for the Company to realize its deferred tax asset. Specific strategies contemplated include the de-consolidation of subsidiaries for tax purposes and the acquisition of loan or lease assets which exhibit significant timing difference in the recognition of income for reporting purposes versus tax purposes.

8.

c) The following provides a summary of our projections of taxable income as of 2008 and 2009 along with an analysis of the differences. (1)

($ in thousands)	12/31/2008	12/31/2009	Actual

2009	$(860)		$(18,052)
2010	[***]	[***]
2011	[***]	[***]
2012	[***]	[***]
2013	[***]	[***]
2014	n/a	[***]

The difference between the 2009 taxable income projected as of December 31, 2008 and the actual taxable income for 2009 is almost entirely the result of approximately $16 million of charge-offs recorded during the year. As of December 31, 2008 the Company did not contemplate the severity of the economic downturn and pace at which liquidity and asset prices, particularly real estate would change and result in this level of charge-offs.

U.S. GAAP loan losses, we interpret to mean loan loss provision, are not included in our taxable income projections. Projected charge-offs, if any, are substituted for U.S. GAAP loan losses for the purpose of computing projected taxable income.

(1)	[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Interim Financial Statements

Note (2) Securities Available for Sale, page F-50

9.	We note your revised disclosure and response to comment 29 in your letter dated December 10, 2009. Your new disclosure does not explain how you determined that no cumulative effect adjustment should be recorded upon the adoption of FSP 115-2 on April 1, 2009. Please provide us with your analysis on which you concluded that no cumulative effect adjustment should be recorded. Your analysis should compare your estimate of the cash flows expected to be collected for the impaired private label asset-backed securities to the amortized cost basis as of April 1, 2009. Refer to paragraph 45 of FSP 115-2.

Response: We updated our disclosure on page F-50 which will explain how we determined that no cumulative effect adjustment should be recorded upon the adoption of FSP 115-2 on April 1, 2009. The main portion of the disclosure reads as follows: “The other-than-temporary write downs recorded in 2007 and 2008 were strictly derived from the difference between the book value of the securities and the projected present value of the security’s cash flows in accordance with an analysis performed using guidance prescribed by GAAP. The offsetting amounts were recorded against earnings. In addition, the Company compared these new security values (book value subsequent to the OTTI write-down) to quotes obtained from third-party brokers who provide quoted prices derived from active markets for identical or similar securities. This comparison revealed that these new values were less than market value as defined by the third-party brokers. Management believed that these quotes were unrealistic as it plans to hold the securities to maturity or until a favorable market exist. Because of this intention, this difference was recognized in other comprehensive income.

At the end of the quarter ended March 31, 2009, the Company performed a cash flow analysis of these securities and determined that the estimate of cash flows expected to be collected from these securities was greater than or equal to their amortized cost basis. Because of this, no cumulative effect adjustment was required or recorded at June 30, 2009, upon the adoption of the new accounting standard on OTTI, beginning on April 1, 2009.”

10.	We note your revised disclosure and response to comment 30 in your letter dated December 10, 2009. Please revise to disclose the information required by paragraph 41 of FSP 115-2. We note severe unrealized losses for greater than 12 months on your asset-backed and mortgage-backed securities. Your disclosure should provide detailed information to enable an investor to understand how you concluded that your unrealized losses were not other-than-temporarily. Refer to paragraph 17b of FSP 115-1. If you relied on a discounted cash flow methodology to determine whether your securities were other-than-temporarily impaired, please disclose the significant inputs (expected losses, prepayments, etc.) and how you developed the assumptions used in your significant inputs. Also, disclose the type of assets that back your asset-backed securities.

Response: We updated our disclosure on page F-50 which will disclose the information required by paragraph 41 of FSP115-2, and provide detailed information to enable an investor to understand how we concluded that our unrealized losses were not other-than-temporarily impaired. The main portion of the disclosure reads as follows: “Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

We believe that the unrealized losses on securities available for sale were caused by market conditions. We have the ability and the intent to hold the securities for a period of time sufficient for the fair value of the securities to recover, which may be at the time of maturity. Because of this ability, we do not consider these investments to be other-than-temporarily impaired.”

Other-than-temporarily impaired securities, which only the amount related to a credit loss was recognized in earnings with gross unrealized losses at September 30, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value

Asset Backed Securities:	$8	$62	$627	$145

Closing Comments

We have amended the Form 10 and enclosed a marked version of the amendment for your convenience.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this Amendment and we trust that the foregoing has been responsive to the staff’s comments.

If you should have any further questions or comments regarding this submission, please contact John P. Greeley at (407) 843-7300 or John Garthwaite, Chief Financial Officer, at (813) 223-0056.

Sincerely,

/s/ John R. Garthwaite

John R. Garthwaite
Executive Vice President and Chief Financial Officer

RR:sn

Encl. Marked version of Amendment No. 2 to Form 10

cc:	John P. Greeley, Esq.

Smith Mackinnon, P A

(By facsimile)